                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                               UNIDYNE CORPORATION
                               -------------------
                                (Name of Issuer)



                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   904674 108
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                            Michael D. Donahue, Esq.
                              Asher M. Leids, Esq.
                          Donahue, Mesereau & Leids LLP
                            1900 Avenue of the Stars
                                   Suite 2700
                          Los Angeles, California 90067
                                 (310) 277-1441
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               SEPTEMBER 30, 1997
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule
13d-1(b)(3) or (4), check the following:                             [ ]

Check the following box if a fee is being paid with this Statement:  [ ]

CUSIP No.     904674 108

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 The Tjelmeland Trust
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                               500,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                 500,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              500,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.44%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     904674 108

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Lester E. Tjelmeland
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                                 -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY               500,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                   -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                               500,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              500,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.44%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     904674 108

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Katherine Tjelmeland
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                                 -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY               500,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                   -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                               500,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  500,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.44%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This statement on Schedule 13D (the "Schedule 13D"), relates to the Common Stock, $.001 par value (the "Common Stock" or the "Shares"), issued by Unidyne Corporation, a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such exhibits.

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to shares of the Common Stock, $.001 par value (the "Shares"), of the Company. The principal executive offices of the Company are located at 118 Pickering Way, Suite 104, Exton, Pennsylvania 19341.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a) This Schedule 13D is being filed by the Tjelmeland Trust, a trust formed under the laws of the State of California (the "Trust"), and the following natural persons: Lester E. Tjelmeland and Katherine Tjelmeland (collectively, the "Reporting Persons"). Lester E. Tjelmeland and Katherine Tjelmeland are husband and wife and are the trustees of the Trust.

                  (b) The principal business address of each of the Trust and Mr. and Mrs. Tjelmeland is 18621 Arc Way, Yorba Linda, California 92686.

                  (c) The Trust is an irrevocable trust created under the laws of the State of California on August 2, 1991. The Trust was formed with, among other things, the shares of stock of Sabina Industries, Incorporated, a California corporation ("Sabina"). The present principal occupation of Mr. and Mrs. Tjelmeland is investments.

                  (d) During the past five years none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers, directors, trustees or controlling persons of any of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers, directors, trustees or control persons of any of the Reporting Persons has, during the last five years, been a party to a civil proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Trust was established under the laws of the State of California. Each of Mr. and Mrs. Tjelmeland is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 30, 1997, the Trust entered into an Agreement and Plan of Reorganization (the "Acquisition Agreement") with the Company pursuant to which the

Company issued 500,000 shares of its Common Stock to the Trust in exchange for 4,400,000 shares of Sabina, which constituted all of the issued and outstanding shares of capital stock of Sabina.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons purchased the Shares for purposes of investment and for the purposes otherwise specified hereinbelow in this Item 4. Subject to applicable legal and contractual requirements, and depending upon its evaluation of the Company's business and prospects, future developments, market conditions and other factors, the Reporting Person may, from time to time, purchase additional Shares or sell or cause to be sold, all or a portion of these Shares for which the Reporting Person exercises voting or dispositive power, either in open market or privately negotiated transactions or otherwise.

         Subject to the foregoing, the Reporting Persons have no plans or proposals which relate to Items 4(a) through (j) of Schedule 13D except as follows:

                  (a)      Not Applicable.

                  (b)      Not Applicable.

                  (c)      Not Applicable.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

                  (f)      Not Applicable.

                  (g)      Not Applicable.

                  (h)      Not Applicable.

                  (i)      Not Applicable.

                  (j) On or about January 9, 1998, the Trust and Mr. and Mrs. Tjelmeland filed a complaint (the "Complaint") in California Superior Court, in Orange County, against the Company, which the Company removed to the United States District Court for the Central District of California. Pursuant to the Complaint, the Trust and the Tjelmelands alleged, among other things, fraud and breach of contract and sought, among other things, rescission of the Agreement and return of the shares of Sabina stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The Trust is the direct beneficial owner of 500,000 Shares, representing approximately 5.44% of the Shares outstanding.

                  Mr. Tjelmeland, by reason of his being a trustee of the Trust, may be deemed to be the indirect beneficial owner of 500,000 Shares, representing approximately 5.44% of the

Shares outstanding. Further, Mrs. Tjelmeland, by reason of her being a trustee of the Trust, may be deemed to be the indirect beneficial owner of 500,000 Shares, representing approximately 5.44% of the Shares outstanding.


                  The percentage of Shares outstanding reported as beneficially owned by the Reporting Persons on the date hereof is based upon the Company's Form 10-QSB for the Quarterly Period Ended September 30, 1997, so that the Reporting Persons information is that the total shares of Common Stock issued and outstanding as of September 30, 1997, was 9,185,352 Shares. The calculation as to percentage ownership gives effect to the issuance of 500,000 Shares to the Trust.

                  (b) The Trust has sole voting and dispositive power with respect to the 500,000 Shares directly owned by it.

                  By reason of their being trustees of the Trust, Mr. and Mrs. Tjelmeland may be deemed to have shared voting and dispositive power with respect to the 500,000 Shares owned by the Trust.

                  (c) The discussion contained in response to Item 3 of this
Schedule 13D is hereby incorporated herein by this reference. Since September 30, 1997, the Reporting Persons have not engaged in any other transactions involving the securities of the Company.

                  (d)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  In connection with the execution and delivery of the Acquisition Agreement, the Company granted to the Trust certain registration rights whereby the Trust may register up to 100,000 Shares if, and only if, the Company files a registration statement with the Securities and Exchange Commission.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1:        Joint Filing Agreement among the Reporting Persons
                           pursuant to Rule 3d-1(f)(1)(iii)
         Exhibit 2:        Agreement and Plan of Reorganization between the
                           Company and the Trust dated September 30, 1997

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 1998


                                        THE TJELMELAND TRUST



                                        By:  /s/ LESTER E.TJELMELAND
                                             ----------------------------------
                                             Name: Lester E. Tjelmeland
                                             Title: Trustee

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 1998






                                         By:  /s/ LESTER E.TJELMELAND
                                              -------------------------------
                                              Lester E. Tjelmeland

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 1998






                                        By:   /s/ KATHERINE TJELMELAND
                                              -------------------------------
                                              Katherine Tjelmeland

                                                                      EXHIBIT 1





                             JOINT FILING AGREEMENT


         Agreement among The Tjelmeland Trust, Lester E. Tjelmeland and Katherine Tjelmeland, whereby, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D with respect to the equity securities of Unidyne Corporation and further agrees that this Joint Filing Agreement be included as an exhibit to such joint filings provided that, as contemplated by Section 13D-1(f)(2)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement in counterpart as of this 7th day of July, 1998.



                           THE TJELMELAND TRUST



                           By:  /s/ LESTER E. TJELMELAND
                                -------------------------------
                                Name: Lester E. Tjelmeland
                                Title: Trustee


                                /s/ LESTER E. TJELMELAND
                                -------------------------------
                                Lester E. Tjelmeland


                                /s/ KATHERINE TJELMELAND
                                -------------------------------
                                Katherine Tjelmeland

                                                                     EXHIBIT 2



                      AGREEMENT AND PLAN OF REORGANIZATION


                                    BETWEEN


                              UNIDYNE Corporation,
                             a Delaware corporation


                                      AND

                            LESTER E. TJELMELAND and
                             KATHERINE TJELMELAND,
                      as Trustees of the Tjelmeland Trust
                          dated August 2, 1991 who are
                              the Stockholders of
                        SABINA INDUSTRIES, INCORPORATED
                            a California corporation


                               September 30, 1997



                 Agreement entered into on September 30, 1997 by and between UNIDYNE Corporation, a Delaware corporation ("UNIDYNE"), and Lester E. Tjelmeland and Katherine Tjelmeland as Trustees of the Tjelmeland Trust dated August 2, 1991 which is the owner of all the issued and outstanding capital stock (the "Stockholders") of Sabina Industries, Incorporated, a California corporation doing business as Sabina Electric and Engineering ("Sabina"). UNIDYNE and the Stockholders are referred to collectively herein as the "Parties."

                 This Agreement contemplates the tax-free exchange of 100% of the issued and outstanding shares of common stock of Sabina with UNIDYNE solely for voting shares of common stock of UNIDYNE in a reorganization pursuant to Internal Revenue Code Section 368(a)(1)(B).

                 Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

                 1. Definitions.

                 "Closing" has the meaning set forth in Section 2(b) below.

                 "Confidential Information" means any information concerning the businesses and affairs of Sabina that is not already generally available to the public.

                 "Delaware Corporation Law" means the General Corporation Law of the State of Delaware, as amended.

                 "Disclosure Schedule" has the meaning set forth in Section 3 below.

                 "Effective Time" means the Closing as set forth in Section 2(b) below.

                 "Exchange " has the meaning set forth in Section 2(a) below.

                 "GAAP" means United States generally accepted accounting principles as in effect from time to time.

                 "IRS" means the Internal Revenue Service.

                 "Knowledge" means actual knowledge after reasonable investigation.

                 "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

                 "Party" has the meaning set forth in the preface above.

                 "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

                 "Requisite UNIDYNE Approval" means the affirmative vote of a majority of the members of the parent's Board of Directors in favor of this Agreement and the Exchange.

                 "Sabina" has the meaning set forth in the preface above.

                 "Sabina Share" means any share of the common stock, $0.01 par value per share, of Sabina.

                 "Sabina Stockholder" or "Stockholder" means any Person who or which holds any Sabina Shares.

                 "SEC" means the Securities and Exchange Commission.

                 "Securities Act" means the Securities Act of 1933, as amended.

                 "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

                 "UNIDYNE Share" means a share of the common stock, $0.001 par value per share, of UNIDYNE Corporation.

                 2. Basic Transaction.

                 (a) The Exchange. UNIDYNE and the Sabina Stockholders agree that the 4,400,000 issued and outstanding shares, $0.01 par value, of Sabina common stock shall be exchanged with UNIDYNE for 500,000 shares of UNIDYNE's $0.001 par value, common stock. The following numbers of UNIDYNE shares will, at Closing, be delivered to individual Sabina Stockholders in exchange for their Sabina shares as herein set forth:

                 Stockholder                       No. of Sabina                 No. of UNIDYNE
                                                   shares                            shares
                                                   ------                            ------
LESTER E. TJELMELAND and                           4,400,000                         500,000
KATHERINE TJELMELAND,
as Trustees of the
Tjelmeland Trust
dated August 2, 1991

                 (b) The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Sabina in Anaheim, California commencing at 10:00 a.m. local time on September 30, 1997.

                 (c) Actions at the Closing. At the Closing, (i) the Sabina Stockholders will deliver to UNIDYNE the certificates evidencing the shares of Sabina common stock to be exchanged, along with the instruments, and documents referred to in '6(a) below, and (ii) UNIDYNE will deliver to Sabina the various instruments, and documents referred to in '6(b) below. UNIDYNE will furnish to each of Sabina's stockholders a stock certificate issued in such stockholder's name representing that number of UNIDYNE Shares equal to the number of UNIDYNE shares to which such Sabina stockholder is entitled pursuant to this Agreement. The rights of each Sabina stockholder with respect to such shares shall be as set forth in UNIDYNE's Articles of Incorporation as amended and in the undertaking of UNIDYNE attached hereto as Exhibit A.

                 (d) Effect of Exchange.

                          (i) General. The Exchange shall become effective upon
                 consummation of the Closing (the "Effective Time").

                          (ii) Directors,Employees and Officers. The directors
                 and officers of Sabina in office at and as of the Effective Time will resign. UNIDYNE will, as of the Effective Time, elect Lester E. Tjelmeland as President and a Director and hire Vincent E. Tjelmeland as Sales Manager of Sabina. Unidyne further agrees to enter into mutually agreeable employment agreements for a minimum of two years' employment for each of such individuals at compensation levels not less than the compensation level at which they are currently being compensated.

                 (e) Unidyne further agrees to indemnify and hold the Sabina Stockholders harmless with respect to Sabina"s indebtedness to the California United Bank and further agrees to obtain the release by the California United Bank of the personal guaranties by Lester E. and Katherine Tjelmeland not later than December 31, 1997.


3. Representations and Warranties of the Stockholders of Sabina. Sabina Stockholders represent and warrant to UNIDYNE that the statements contained in this Section 3 are correct and complete as of the date of this Agreement, except as set forth in writing by the Stockholders in the disclosure schedule accompanying this Agreement and initialed by the Parties (the "Disclosure Schedule"). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this
Section 3.

                 (a) Organization, Qualification, and Corporate Power. Sabina is a corporation duly organized, validly existing, and in good standing under the laws of California. Sabina has no subsidiaries and is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required. Sabina has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

                 (b) Capitalization. The entire authorized capital stock of Sabina consists of 10,000,000 shares of $0.01 par value common stock, of which 4,400,000 shares are issued and outstanding and none are held in treasury. All of the issued and outstanding Sabina Shares have been duly authorized and are validly issued, fully paid, and nonassessable. There are no other shares of capital stock issued or outstanding, other than the shares of common stock held by the Stockholders, nor are there any outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Sabina to issue, sell, or otherwise cause to become outstanding any of its capital stock.
There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Sabina. The Stockholders own 100% of the issued and outstanding shares of Sabina's common stock free and clear of any encumbrance of any nature whatsoever.

                 (c) Authorization of Transaction. Each Sabina Stockholder has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Sabina Stockholders, enforceable in accordance with its terms and conditions.

                 (d) Noncontravention.   The execution and the delivery of this
Agreement, and the consummation of the transactions contemplated hereby, will not (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which any of Sabina or its Stockholders are subject or any provision of its articles of incorporation or bylaws of Sabina; or (ii) except for the loan agreements with the California United Bank, conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Sabina is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets). Neither Sabina nor its Stockholders need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

                 (e) Financial Statements.   Sabina's financial statements for
the fiscal period ended July 31, 1997 and for the fiscal year ended March 31, 1997 (including the related notes and schedules) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of Sabina as of the indicated dates and the results of operations of Sabina for the indicated periods, are correct and complete in all respects, and are consistent with the books and records of Sabina,except that inventories have not been adjusted for all events and transactions since March 31, 1997 in that overhead allocations have not been calculated for that time period; provided, however, that the interim statements are subject to normal year-end adjustments.

                 (f) Events Subsequent to July 31, 1997. Since July 31, 1997, there has not been any material adverse change in the business, financial condition, operations, results of operations, or future prospects Sabina taken as a whole.

                 (g) Undisclosed Liabilities. To the Stockholders Knowledge, Sabina has no material liability (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for taxes, except for (i) liabilities set forth on the face of the balance sheet dated as of the most recent fiscal period end (rather than in any notes thereto) and (ii) liabilities which have arisen in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law).

                 (h) Brokers' Fees. Neither Sabina nor Sabina's Stockholders have any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.


                 (i) Continuity of Business Enterprise. Sabina operates at least one significant historic business line or owns at least a significant portion of its historic business assets, in each case within the meaning of Reg. Section 1.368-1(d).

                 (j) Non-Disclosure. The information provided to UNIDYNE by Sabina or its Stockholders with respect to Sabina will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they will be made, not misleading.

                 4. Representations and Warranties of UNIDYNE. UNIDYNE represents and warrants to the Sabina Stockholders that the statements contained in this Section 4 are correct and complete as of the date of this Agreement, except as may be set forth in writing by UNIDYNE in any accompanying Disclosure Schedule. The Disclosure Schedule will be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this
Section 4.

                 (a) Organization.   UNIDYNE is a corporation duly organized,
validly existing, and in good standing under the laws of the jurisdiction of its incorporation. UNIDYNE and its subsidiaries are duly authorized to conduct business and are in good standing under the laws of each jurisdiction where such qualification is required. UNIDYNE and its subsidiaries have full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

                 (b) Capitalization. The entire authorized capital stock of the UNIDYNE consists of 50,000,000 UNIDYNE Shares, of which 8,685,351 were issued and outstanding as of June 30, 1997 and 20,000,000 shares of Preferred Stock of which 500,000 were issued and outstanding as Class B Convertible Preferred Stock as of June 30, 1997. Such shares are convertible on a one-for-one basis into UNIDYNE shares. All of the UNIDYNE Shares to be issued in the Exchange have been duly authorized and, upon consummation of the Exchange, will be validly issued, fully paid, and nonassessable.

                 (c) Authorization of Transaction. UNIDYNE has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of UNIDYNE, enforceable in accordance with its terms and conditions.

                 (d) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which UNIDYNE is subject or any provision of the charter or bylaws of UNIDYNE; or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which UNIDYNE is a party or by which it is bound or to which any of its assets is subject, except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, or failure to give notice would not have a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement. UNIDYNE does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement, except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement.

                 (e) Financial Statements.   UNIDYNE's financial statements for
the fiscal period ended June 30, 1997 and for the fiscal year ended December 31, 1997 (including the related notes and schedules) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of UNIDYNE as of the indicated dates and the results of operations of UNIDYNE for the indicated periods, are correct and complete in all respects, and are consistent with the books and records of UNIDYNE; provided, however, that the interim statements are subject to normal year-end adjustments.

                 (f) Events Subsequent to Most Recent Fiscal Period End. Since the most recent fiscal period end, there has not been any material adverse change in the business, financial condition, operations, results of operations, or future prospects UNIDYNE taken as a whole.

                 (g) Undisclosed Liabilities.   UNIDYNE has no material
liability (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for taxes, except for (i) liabilities set forth on the face of the balance sheet dated as of the most recent fiscal period end (rather than in any notes thereto) and (ii) liabilities which have arisen in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law).

                 (h) Brokers' Fees. UNIDYNE does not have any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which any of the Sabina Stockholders could become liable or obligated.

                 (i) Continuity of Business Enterprise. UNIDYNE will continue the historic business lines of Sabina, and will use Sabina's historic business assets in such business, in each case within the meaning of Reg. '1.368-1(d).

                 (j) Disclosure. The UNIDYNE Proxy Statement for the June 11, 1997 Annual Meeting of Stockholders, UNIDYNE's Form 10-KSB for the year ended December 31, 1996, Form 10-QSB for the quarter ended March 31, 1997, and Form 10-QSB for the quarter ended June 30, 1997 comply with the Securities Act and the Securities Exchange Act in all material respects. Such UNIDYNE materials and the information provided to Stockholders about UNIDYNE do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they will be made, not misleading.

                 5. Covenants. The Parties agree as follows with respect to the period from and after the execution of this Agreement.

                 (a) General. Each of the Parties will use its best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 6 below).

                 (b) Regulatory Matters and Approvals. Each of the Parties will give any notices to, make any filings with, and use its best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Section 3(d) and
Section 4(d) above.

                 (c) Operation of Business. The Sabina Stockholders will cause Sabina not to engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business. Without limiting the generality of the foregoing:

                          (i) Sabina will not authorize or effect any change in its charter or bylaws;

                          (ii) Sabina will not grant any options, warrants, or other rights to purchase or obtain any of its capital stock or issue, sell, or otherwise dispose of any of its capital stock

                 (except upon the conversion or exercise of options, warrants, and other rights currently outstanding);

                          (iii) Sabina will not declare, set aside, or pay any dividend or distribution with respect to its capital stock (whether in cash or in kind), or redeem, repurchase, or otherwise acquire any of its capital stock in either case outside the Ordinary Course of Business;

                          (iv) Sabina will not issue any note, bond, or other debt security or create, incur, assume, or guarantee any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

                          (v) Sabina will not impose any Security Interest upon any of its assets outside the Ordinary Course of Business;

                          (vi) Sabina will not make any capital investment in, make any loan to, or acquire the securities or assets of any other Person outside the Ordinary Course of Business;

                          (vii) Sabina will not make any change in employment terms for any of its directors, officers, and employees outside the Ordinary Course of Business; and

                          (viii)  Sabina will not commit to any of the
                 foregoing.

                 (d) Full Access. The Sabina Stockholders will cause Sabina to permit representatives of UNIDYNE to have full access to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to Sabina. UNIDYNE will treat and hold as such any Confidential Information it receives from Sabina in the course of the reviews contemplated by this Section 5(d), will not use any of the Confidential Information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, agrees to return to Sabina all tangible embodiments (and all copies) thereof which are in its agents and its advisors possession.

                 (e) Notice of Developments. Each Party will give prompt written notice to the other of any material adverse development causing a breach of any of its own representations and warranties in Section 3 and
Section 4 above. No disclosure by any Party pursuant to this Section 5(e), however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

                 (f) Exclusivity. The Stockholders and Sabina will not solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of all or substantially all of the capital stock or assets of Sabina (including any acquisition structured as a stock exchange, consolidation, or merger);

provided, however, that Sabina and their directors and officers will remain free to participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing to the extent their fiduciary duties may require. Sabina shall notify UNIDYNE immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

                 (g) Insurance and Indemnification. UNIDYNE will observe any indemnification provisions now existing in the Articles of Incorporation, Bylaws or resolution of the Board of Directors of Sabina for the benefit of any individual who served as a director or officer of Sabina at any time prior to the Effective Time.

                 6. Conditions to Obligation to Close.

                 (a) Conditions to Obligation of UNIDYNE. The obligation of UNIDYNE to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

                          (i) the representations and warranties set forth in
                 Section 3 above shall be true and correct in all material respects at and as of the Closing Date;

                          (ii) Sabina Stockholders shall have performed and
                 complied with all of their covenants hereunder in all material respects through the Closing including making the deliveries required at Closing;

                          (iii) no action, suit, or proceeding shall be pending
                 or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would
                 (A) prevent consummation of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (C) affect adversely Sabina's right to own its assets, to operate its businesses;

                          (iv) Sabina Stockholders shall have delivered to
                 UNIDYNE a certificate to the effect that each of the conditions specified above in Section 6(a)(i)-(iii) is satisfied in all respects;

                          (v) this Agreement shall be executed by 100% of
                 Sabina Stockholders;

                          (vi) UNIDYNE shall have received from counsel to
                 Sabina and the Stockholders an opinion in form and substance as set forth in Exhibit B attached hereto, addressed to UNIDYNE, and dated as of the Closing Date; and

                          (vii) UNIDYNE shall have received the resignations,
                 effective as of the Closing, of each director and officer of Sabina.

                 UNIDYNE may waive any condition specified in this Section 6(a) if it executes a writing so stating at or prior to the Closing.

                 (b) Conditions to Obligation of Sabina Stockholders. The obligation of Sabina Stockholders to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions:

                          (i) the representations and warranties set forth in
                 Section 4 above shall be true and correct in all material respects at and as of the Closing Date;

                          (ii) UNIDYNE shall have performed and complied with
                 all of its covenants hereunder in all material respects through the Closing including making the deliveries required at Closing;

                          (iii) UNIDYNE shall have delivered to Sabina a
                 certificate to the effect that each of the conditions specified above in Section 6(b)(i)-(ii) is satisfied in all respects; and

                          (iv) the Sabina Stockholders shall have received from
                 counsel to UNIDYNE an opinion in form and substance as set forth in Exhibit C attached hereto, addressed to Sabina, and dated as of the Closing Date.

                 Sabina may waive any condition specified in this Section 6(b) if it executes a writing so stating at or prior to the Closing.

                 7. Termination.

                 (a) Termination of Agreement. Either of the Parties may terminate this Agreement by mutual written consent at any time prior to the Effective Time;

                 (b) Effect of Termination. If either Party terminates this Agreement pursuant to Section 7(a) above, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach); provided, however, that the confidentiality provisions contained in Section 5(d) above shall survive any such termination.

                 8. Miscellaneous.

                 (a) Survival. The representations, warranties, and covenants of the Parties will survive the Effective Time for a period of three years from the Effective Time.

                 (b) Press Releases and Public Announcements. Neither Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Party prior to making the disclosure).

                 (c) No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns; provided, however, that the provisions in Section 5(g) above concerning insurance and indemnification are intended for the benefit of the individuals specified therein and their respective legal representatives.

                 (d) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

                 (e) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

                 (f) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

                 (g) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

                 (h) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

                 If to Sabina Stockholders:

                 Lester E. Tjelmeland and
                   Katherine Tjelmeland, Trustees
                 18621 Arc Way
                 Yorba Linda, CA  92686

                 Telephone:  (714) 956-0480
                 Facsimile:  (714) 758-9508









                 THIS PAGE INTENTIONALLY LEFT BLANK

                 Copy to:

                 Martineau & Knudson
                 2001 Wilshire Boulevard
                 Suite 325
                 Santa Monica, CA  90403

                 Attention:       John R. Martineau

                 Telephone:  (310) 829-0282
                 Facsimile:  (310) 829-0537


                 If to UNIDYNE:

                 UNIDYNE Corporation
                 118 Pickering Way
                 Suite 104
                 Exton, PA  19341

                 Attention:  C. Eugene Hutcheson

                 Telephone:  (610) 363-8237
                 Facsimile:  (610) 524-8715


                 Copy to:

                 Lison & Griffin, P.C.
                 200 West Adams Street
                 Suite 2000
                 Chicago, IL  60606

                 Attention:  John M. Lison

                 Telephone:  (312) 606-2000
                 Facsimile:  (312) 606-2002


                 Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

                 (i) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

                 (j) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by both of the Parties. No waiver by either Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

                 (k) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

                 (l) Expenses. Each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

                 (m) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word "including" shall mean including without limitation.

                 (n) Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

                 IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.


UNIDYNE Corporation



By: /s/ C. EUGENE HUTCHESON
    ----------------------------

Title: Chairman, CEO
       -------------------------



LESTER E. TJELMELAND and
KATHERINE TJELMELAND,
as Trustees of the Tjelmeland Trust
dated August 2, 1991

/s/ LESTER E. TJELMELAND
- --------------------------------
Lester E. Tjelmeland

/s/ KATHERINE TJELMELAND
- --------------------------------
Katherine Tjelmeland